FORM 12b-25


NOTIFICATION OF LATE FILING OF FORM 10-QSB        SEC FILE NUMBER:
                                                  0-3425

For Period Ended:  September 30, 1998


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Part I - Registrant Information
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Full Name of Registrant:
     Platronics, Inc.

Address of Principal Executive Office (Street and Number):
     301 Commerce Road
     City, State and Zip Code
     Linden, New Jersey  07036

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Part II - Rules 12b-25 (b) and (c)
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The subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          The Registrant is unable to file timely the Form 10-KSB due to delays in obtaining the necessary information to complete same. Key management personnel necessary to complete the information have not been available due to other business demands.

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Part IV - Other Information
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     (1)  Name and telephone number of person to contact in regard to this notification:

Paul M. Petigrow, Esq        (973)                 325-2100
   (Name)                 (area code)          (telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)?
                                             [XX] Yes     [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [XX] Yes    [  ] No

     If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          Platronics, Inc.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 28, 1998       By: /s/ Ronald Knigge
                                  Ronald Knigge, President
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Part IV (3) - Explanation
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          Last year's operations resulted in a net loss of
approximately $196,000; this year's operations will result in net income of approximately $9,000.